Exhibit 5.1

April 14, 2023

NioCorp Developments Ltd. 7000 South Yosemite Street, Suite115 Centennial, CO 80112

RE:	NioCorp Developments Ltd. – Registration Statement on Form S-3

We have acted as Canadian counsel for NioCorp Developments Ltd., a company formed under the laws of British Columbia, Canada (the “Company”) in connection with the filing by the Company of a Registration Statement on Form S-3 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “Act”), to register 17,519,864 common shares (the “Common Shares”) of the Company, which may be issued by the Company pursuant to the exercise of warrants to purchase Common Shares (the “NioCorp Warrants”) governed by a warrant agreement, dated March 17, 2021, between GX Acquisition Corp. II and Continental Stock Transfer & Trust Company as amended, supplemented or otherwise modified by an assignment, assumption and amendment agreement, dated March 17, 2023, among GX, the Company, Continental Stock Transfer & Trust Company, and Computershare Inc. and its affiliate, Computershare Trust Company, N.A. (the “NioCorp Warrant Agreement”)

We have examined originals or copies, certified or identified to our satisfaction, of such public and corporate records, certificates and other documents and have considered such questions of law as we have deemed relevant or necessary as a basis for the opinions hereinafter expressed. In conducting such examinations, we assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy of the records maintained by all public offices where we have searched or enquired or have caused searches or enquiries to be conducted, as the case may be, and the authenticity of all corporate records, documents, instruments and certificates submitted to us as originals. We have further assumed the conformity to original documents of all documents submitted to us as certified, notarial, true, facsimile or photostatic copies, the authenticity of the originals of such copies and the accuracy and completeness of the information contained therein.

We have not undertaken any special or independent investigation to determine the existence or absence of any facts or circumstances relating to the Company or the Common Shares. No inference as to our knowledge as to such facts and circumstances should be drawn merely from our specific representation of the Company.

Our opinion is given as of the date hereof and we do not in any event undertake to advise you of any facts or circumstances occurring or coming to our attention subsequent to the date hereof.

We are qualified to practice law only in the Province of British Columbia. We express no opinion as to the laws of any jurisdiction other than those of the Province of British Columbia and the federal laws of Canada applicable therein in effect on the date hereof.

Based on and subject to the foregoing, we are of the opinion that upon the due exercise of the NioCorp Warrants issued in accordance with the NioCorp Warrant Agreement, including the receipt of the exercise price, the Common Shares underlying the NioCorp Warrants will be validly issued as fully paid and non-assessable shares in the capital of the Company.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm name therein. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Yours truly,

/s/ Blake, Cassels & Graydon LLP